                    May 16, 2022

VIA EDGAR
Ms. Diane Fritz; Ms. Kimberly Calder; Mr. John Coleman
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    MDU Resources Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-03480
Dear Ms. Fritz, Ms. Calder and Mr. Coleman:
On behalf of MDU Resources Group, Inc. (the “Company”), the Company acknowledges receipt of the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 14, 2022 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed by the Company with the Commission on February 23, 2022. The Company submits this letter in response to the comments received from the Staff. For ease of reference, we have set forth the Staff's comments included in the Comment Letter in bold font and the Company's responses below.
Items 1 and 2. Business Properties
Construction Material and Contracting, page 18
1.Please revise to classify your mineral reserves into proven and probable categories as required by Item 1303(b)(3) of Regulation S-K.

The Company acknowledges the Staff's comment and has provided below the table as required by Item 1303(b)(3) for the Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The Company will include the additional information in the form of the table below in subsequent Form 10-Ks, as applicable, beginning with our 2022 Form 10-K. The aggregates mined are of suitable grade and quality to be used as construction materials and no further grade or quality disclosure is applicable.

Production Area	Proven Mineral Reserves	Probable Mineral Reserves	Total Mineral Reserves

	(000's tons)
Crushed Stone
California	90,290	—	90,290
Hawaii	44,434	662	45,096
Minnesota	16,228	—	16,228
Oregon	371,873	14,047	385,920
South Dakota	31,048	3,000	34,048
Texas	14,596	4,692	19,288
Wyoming	77,881	11,762	89,643
	646,350	34,163	680,513
Sand and Gravel
Alaska	13,583	—	13,583
California	20,569	783	21,352
Idaho	18,268	10,171	28,439
Minnesota	44,667	16,098	60,765
Montana	49,936	11,200	61,136
North Dakota	22,809	2,149	24,958
Oregon	136,438	14,027	150,465
South Dakota	1,667	—	1,667
Texas	61,070	—	61,070
Wyoming	15,770	14,199	29,969
	384,777	68,627	453,404

2.Please revise to include your measured, indicated, and inferred mineral resources, exclusive of mineral reserves, as required by Item 1303(b)(3) of Regulation S-K.

The Company acknowledges the Staff's comment and has provided below the table as required by Item 1303(b)(3) for the Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The Company will include the additional information in the form of the table below in subsequent Form 10-Ks, as applicable, beginning with our 2022 Form 10-K.

Production Area	Measured Mineral Resources	Indicated Mineral Resources	Measured + Indicated Mineral Resources	Inferred Mineral Resources

	(000's tons)
Sand and Gravel
California	14,673	—	14,673	—
Montana	11,500	—	11,500	—
Oregon	41,727	—	41,727	—
	67,900	—	67,900	—

Management’s Discussion and Analysis of Financial Condition and Results of Operation Non-GAAP Financial Measures, page 61

3. You present the non-GAAP measure Adjusted gross margin on a segment basis here reconciled to segment Operating income and on pages 36 and 38 reconciled to segment Operating revenues. As a non-GAAP measure presented on a segment basis, it appears that Adjusted gross margin should be reconciled to the measure used by management to evaluate segment performance. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Also, the presentation on pages 36 and 38 appears to be inconsistent with Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise your disclosure so that Adjusted gross margin is consistently reconciled to the most directly comparable GAAP-basis measure. In addition, revise the disclosures throughout your filing to present segment Operating income with equal or greater prominence when you present Adjusted gross margin as required by Item 10(e)(1)(i)(A) of Regulation S-K. With your response, please confirm that Operating income is your segment measure of profitability.

The Company acknowledges the Staff’s comment. The Company confirms that Operating income is used as the segments' measure of profitability and will no longer present Adjusted gross margin in the Company's Form 10-K or other filings with the SEC. The Company has implemented this change by excluding the measure from our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 (the "Form 10-Q") filed on May 5, 2022. Please see pages 32 and 33 of the Form 10-Q for the revised tables, which will be included, as applicable, in our future filings.

If you have any questions, please do not hesitate to call me at (701) 530-1755.
                    Respectfully submitted,
MDU RESOURCES GROUP, INC.
By:    /s/ Jason L. Vollmer
Name:    Jason L. Vollmer
Title:    Chief Financial Officer
cc: Jason Day, Perkins Coie LLP

3